Filed by: Open Joint Stock Company Vimpel-Communications

pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Open Joint Stock Company Vimpel-Communications

Commission File No.: 001-14522

On November 24, 2009, VimpelCom published its third quarter 2009 earnings release and presentation to investors and conducted a teleconference. Copies of the earnings release and the presentation and excerpts from the transcript of the teleconference follow:

Moscow and New York (November 24, 2009) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP), a leading international provider of telecommunications services operating in Russia, the Commonwealth of Independent States (CIS) and South-East Asia, today announced its financial and operating results for the quarter ended September 30, 2009.

Third Quarter 2009 Highlights and Recent Developments

Operational

•	Mobile subscribers increased by 1.7 million versus 2Q09, reaching 65.4 million

•	Successful launch of operations in Vietnam under Beeline brand

•	Agreement signed to enter Laos mobile market

•	3G presence in all regions of Russia as of November 21, 2009

Financial

•	Net operating revenues reached 71.3 billion Russian rubles, an increase of 3.3% versus 2Q09

•	OIBDA reached a record 36.0 billion rubles, an increase of 2.9% versus 2Q09

•	Continued strong consolidated fixed and mobile OIBDA margin of 50.4%

•	Net income attributable to VimpelCom amounted to 13.5 billion rubles

Other

•	Interim dividend payment of 190.13 rubles per common share proposed by the Board of Directors

•	Major shareholders agreed to combine their stakes in VimpelCom and Kyivstar in a new company

VimpelCom Announces Third Quarter 2009 Financial and Operating Results

Commenting on the performance of the Company, Boris Nemsic, Chief Executive Officer of VimpelCom, said, “During the third quarter we continued to demonstrate growth in challenging market conditions and delivered a record 71.3 billion rubles in revenues and 36.0 billion rubles in OIBDA with a consolidated fixed and mobile OIBDA margin of 50.4%.

We are particularly pleased with the OIBDA performance which demonstrates our ability to increase revenues and control costs in the new economic environment.

The number of active mobile subscribers reached 65.4 million, which is 13% more than we had a year ago. We serve 1.9 million fixed and mobile broadband subscribers, which makes us one of the largest broadband providers in Russia and the CIS.

Stable operational cash flow strengthened our financial position. As of today, we have repaid more than $2 billion dollars of our debt and fully funded capital expenditures. We continue to optimize our debt portfolio with the non-ruble portion of our debt decreasing to 76% of our total debt, compared with 85% at the beginning of the year.

On October 5th, 2009, Altimo and Telenor agreed to combine their interests in VimpelCom and Kyivstar, paving the way for the creation of one of the largest telecom operators in the emerging markets. Management of VimpelCom welcomes this transaction and believes that the transaction, when completed, will bring benefits to our shareholders, employees and customers”.

Key Consolidated Financial and Operating Results*

CONSOLIDATED OPERATIONS* (RUR, millions)	3Q ‘09	3Q ‘08	y-o-y	2Q ‘09	q-o-q
Net operating revenues	71,338	68,933	3.5%	69,035	3.3%
OIBDA	35,980	33,636	7.0%	34,958	2.9%
OIBDA margin, %	50.4%	48.8%		50.6%
Operating income	22,299	21,568	3.4%	22,250	0.2%
Operating income margin, %	31.3%	31.3%		32.2%
SG&A	18,760	18,167	3.3%	18,458	1.6%
including Sales & Marketing Expenses	5,766	5,867	-1.7%	5,414	6.5%
including General & Administrative Costs	12,994	12,300	5.6%	13,044	-0.4%
SG&A percentage	26.3%	26.4%		26.7%
Net income attributable to VimpelCom	13,513	6,513	107.5%	22,599	-40.2%
Net income attributable to VimpelCom per common share, basic (RUR)	266.83	128.68		446.43
Net income attributable to VimpelCom per ADS equivalent, basic (RUR)	13.34	6.43		22.32
Capital expenditures	3,842	16,799	-77.1%	5,027	-23.6%
Mobile subscribers (‘000)	65,358	57,758	13.2%	63,676	2.6%
Broadband subscribers*) (‘000)	1,930	785	145.9%	1,739	11.0%

*	See definitions in Attachment A. Y-o-y stands for 3Q09 vs. 3Q08 comparison while q-o-q stands for 3Q09 vs. 2Q09.

Net operating revenues 3Q ‘09* (RUR, millions)	Russia	CIS	SEA	Eliminations	Total
Mobile business	51,502	9,221	74	-138	60,659
Fixed business	13,583	2,167	0	-608	15,142
Eliminations	-3,874	-312	0	-277	-4,463
Total net operating revenue	61,211	11,076	74	-1,023	71,338

*	Due to the increasing integration between different parts of our business, we include inter-company transactions in the reported revenues of geographic and business segments and indicate the amount of inter-company eliminations within and between the segments.

The quarterly net operating revenues increased by 3.5% year-on-year and 3.3% as compared with the previous quarter demonstrating the strength of our core business.

Continued focus on operational efficiency helped us to maintain a strong consolidated fixed and mobile OIBDA margin of 50.4%.

We continue to maintain solid operational cash flow, which provides a basis for further investment in the development of our business. We invested 3.8 billion rubles during the third quarter of 2009. Taking into consideration the further strengthening of the Russian ruble, we have recalculated our CAPEX guidance for 2009 and expect CAPEX to be in the range of 10%-12% of our 2009 annual revenue.

During the third quarter we repaid $690 million of debt. Our net debt continued to decline from $6.3 billion at the end of the second quarter down to $5.5 billion at the end of the third quarter.

Our quarterly net income attributable to VimpelCom amounted to 13.5 billion rubles, including a modest 0.7 billion ruble net foreign exchange gain due to the strengthening of the ruble.

Russia - Financial and Operating Results

RUSSIA (RUR, millions)	3Q ‘09	3Q ‘08	y-o-y	2Q ‘09	q-o-q
Net operating revenues	61,211	58,816	4.1%	59,136	3.5%
OIBDA	30,951	29,457	5.1%	30,279	2.2%
OIBDA margin, %	50.6%	50.1%		51.2%
Operating income	20,724	20,112	3.0%	20,574	0.7%
Operating income margin, %	33.9%	34.2%		34.8%
SG&A	15,644	15,191	3.0%	15,417	1.5%
including Sales & Marketing Expenses	4,940	4,918	0.4%	4,726	4.5%
including General & Administrative Costs	10,704	10,273	4.2%	10,691	0.1%
SG&A percentage	25.6%	25.8%		26.1%
Net income attributable to VimpelCom	13,754	6,274	119.2%	21,835	-37.0%

Our quarterly net operating revenues in Russia amounted to 61.2 billion rubles, growing 3.5% quarter-on-quarter. The quarterly net operating revenues in Russia grew 4.1% compared to the exceptionally strong third quarter of 2008, when we reported high revenues from roaming and handset sales.

The total Russia fixed and mobile OIBDA increased 5.1% year-on-year and reached 30.9 billion rubles with a total fixed and mobile OIBDA margin of 50.6%.

In the mobile segment our revenues increased by 4.2% quarter-on-quarter. Slight upward trends in usage coupled with a seasonal increase from roaming led to an increase in ARPU of 2.8%.

Our fixed-line revenues increased by 4.4% quarter-on-quarter. A seasonal decline in the usage by business customers during the summer months was offset by increasing wholesale revenues, which grew by 13.3% quarter-on-quarter. The fixed-line OIBDA margin decreased quarter-on-quarter from 29.6% to 26.4%. As a result the quarterly fixed-line revenues were also impacted by the appreciation of the Russian ruble as part of our contracts in the business segment are denominated in US dollars and Euro.

In the third quarter of 2009 the total number of residential broadband subscribers in Russia, including FTTB and mobile broadband, reached 1.8 million, a 140% increase year-on-year and a 10% increase quarter-on-quarter.

RUSSIA REVENUES (RUR, millions)	3Q ‘09	3Q ‘08	y-o-y	2Q ‘09	q-o-q
Net operating revenues	61,211	58,816	4.1%	59,136	3.5%
Mobile revenues	51,502	49,401	4.3%	49,410	4.2%
Fixed revenues	13,583	10,789	25.9%	13,007	4.4%
Eliminations	-3,874	-1,374		-3,281

RUSSIA OIBDA DEVELOPMENT*) (RUR, millions)	3Q ‘09	3Q ‘08	y-o-y	2Q ‘09	q-o-q
OIBDA Total	30,951	29,457	5.1%	30,279	2.2%
Mobile OIBDA	27,360	26,772	2.2%	26,427	3.5%
Fixed OIBDA	3,591	2,685	33.7%	3,852	-6.8%
Total OIBDA margin, %	50.6%	50.1%		51.2%
Mobile OIBDA margin, %	53.1%	54.2%		53.5%
Fixed OIBDA margin, %	26.4%	24.9%		29.6%

RUSSIA OPERATING DEVELOPMENT	3Q ‘09	3Q ‘08	y-o-y	2Q ‘09	q-o-q
Mobile subscribers (‘000)**)	51,028	45,093	13.2%	49,971	2.1%
MOU, min	213.6	228.5	-6.5%	211.8	0.8%
ARPU mobile, (RUR)	331.4	368.2	-10.0%	322.5	2.8%
Broadband subscribers (‘000)	1,833	764	139.9%	1,659	10.5%

*	Please find information on respective operating income amounts in the supplementary file FinancialOperatingQ32009.xls on our website at http://www.vimpelcom.com/news/qrep.wbp.
**	Starting with this quarterly report, we no longer provide information on subscriber market share. This is because different churn policies used by mobile service providers result in reported subscriber market share figures that could be misleading.

CIS - Financial and Operating Results

CIS OPERATIONS (RUR, millions)	3Q ‘09	3Q ‘08	y-o-y	2Q ‘09	q-o-q
Net operating revenues	11,076	10,663	3.9%	10,668	3.8%
OIBDA	5,322	4,232	25.8%	4,908	8.4%
OIBDA margin, %	48.0%	39.7%		46.0%
Operating income	2,056	1,509	36.2%	1,929	6.6%
Operating income margin, %	18.6%	14.2%		18.1%
SG&A	2,851	2,945	-3.2%	2,844	0.2%
including Sales & Marketing Expenses	748	949	-21.2%	633	18.2%
including General & Administrative Costs	2,103	1,996	5.4%	2,211	-4.9%
SG&A percentage	25.7%	27.6%		26.7%
Net income attributable to VimpelCom	86	323	-73.4%	841	-89.8%
Mobile subscribers (‘000)	14,235	12,665	12.4%	13,626	4.5%
Broadband subscribers (‘000)	97	21	361.9%	80	21.3%

The total quarterly revenues from the CIS markets increased year-on-year by 3.9% to 11.1 billion rubles.

Our continued focus on cost control increased consolidated OIBDA margin for the CIS segment by 2 percentage points to a record high of 48.0%, a remarkable achievement in challenging market conditions.

In the third quarter of 2009, we observed a good increase in subscriber numbers across all markets where we operate. Our subscriber base in the CIS reached 14.2 million active users, 12.4% more than a year ago.

Net income attributable to VimpelCom in the CIS segment reached 86 million rubles in the third quarter, with a modest impact from the foreign exchange gain as compared with the second quarter of 2009.

VimpelCom Announces Third Quarter 2009 Financial and Operating Results

CIS Revenues Development

KAZAKHSTAN (RUR, millions)	3Q ‘09	3Q ‘08	y-o-y	2Q ‘09	q-o-q
Net operating revenues	5,387	4,815	11.9%	5,061	6.4%
Mobile	5,311	4,750	11.8%	4,988	6.5%
Fixed	211	146	44.5%	190	11.1%
Elimination	-135	-81		-117
Net operating revenues (KZT, millions)	25,928	23,830	8.8%	23,679	9.5%

UKRAINE (RUR, millions)	3Q ‘09	3Q ‘08	y-o-y	2Q ‘09	q-o-q
Net operating revenues	1,773	2,283	-22.3%	1,645	7.8%
Mobile	1,066	1,653	-35.5%	956	11.5%
Fixed	879	787	11.7%	800	9.9%
Elimination	-172	-157		-111
Net operating revenues (UAH, millions)	442	456	-3.1%	390	13.3%

ARMENIA (RUR, millions)	3Q ‘09	3Q ‘08	y-o-y	2Q ‘09	q-o-q
Net operating revenues	1,611	1,667	-3.4%	1,584	1.7%
Mobile	637	764	-16.6%	634	0.5%
Fixed	974	903	7.9%	950	2.5%
Elimination	0	0		0
Net operating revenues (AMD, millions)	19,167	20,786	-7.8%	18,253	5.0%

UZBEKISTAN (RUR, millions)	3Q ‘09	3Q ‘08	y-o-y	2Q ‘09	q-o-q
Net operating revenues	1,568	1,416	10.7%	1,693	-7.4%
Mobile	1,467	1,345	9.1%	1,594	-8.0%
Fixed	103	71	45.1%	100	3.0%
Elimination	-2	0		-1
Net operating revenues (US$, millions)	50	58	-13.8%	53	-5.7%

TAJIKISTAN (RUR, millions)	3Q ‘09	3Q ‘08	y-o-y	2Q ‘09	q-o-q
Mobile net operating revenues	468	358	30.7%	461	1.5%
Mobile net operating revenues (US$, millions)	14.9	14.8	0.7%	13.7	8.8%

GEORGIA (RUR, millions)	3Q ‘09	3Q ‘08	y-o-y	2Q ‘09	q-o-q
Mobile net operating revenues	279	131	113.0%	229	21.8%
Mobile net operating revenues (GEL, millions)	14.9	7.6	96.1%	11.8	26.3%

CIS (RUR, millions)	3Q ‘09	3Q ‘08	y-o-y	2Q ‘09	q-o-q
Net operating revenues	11,076	10,663	3.9%	10,668	3.8%
Mobile	9,221	8,999	2.5%	8,859	4.1%
Fixed	2,167	1,907	13.6%	2,040	6.2%
Elimination	-312	-243		-231

CIS OIBDA Development*

KAZAKHSTAN (RUR, millions)	3Q ‘09	3Q ‘08	y-o-y	2Q ‘09	q-o-q
OIBDA total	3,187	2,573	23.9%	2,745	16.1%
Mobile	3,064	2,495	22.8%	2,643	15.9%
Fixed	123	78	57.7%	102	20.6%
OIBDA margin, %	59.2%	53.4%		54.2%

UKRAINE (RUR, millions)	3Q ‘09	3Q ‘08	y-o-y	2Q ‘09	q-o-q
OIBDA total	380	-40	n/a	322	18.0%
Mobile	140	-215	n/a	82	70.7%
Fixed	240	175	37.1%	240	0.0%
OIBDA margin, %	21.4%	n/a		19.6%

ARMENIA (RUR, millions)	3Q ‘09	3Q ‘08	y-o-y	2Q ‘09	q-o-q
OIBDA total	825	813	1.5%	799	3.3%
Mobile	306	337	-9.2%	298	2.7%
Fixed	519	476	9.0%	501	3.6%
OIBDA margin, %	51.2%	48.8%		50.4%

UZBEKISTAN (RUR, millions)	3Q ‘09	3Q ‘08	y-o-y	2Q ‘09	q-o-q
OIBDA total	738	798	-7.5%	865	-14.7%
Mobile	696	774	-10.1%	825	-15.6%
Fixed	42	24	75.0%	40	5.0%
OIBDA margin, %	47.1%	56.4%		51.1%

TAJIKISTAN (RUR, millions)	3Q ‘09	3Q ‘08	y-o-y	2Q ‘09	q-o-q
Mobile OIBDA	162	115	40.9%	173	-6.4%
Mobile OIBDA margin, %	34.6%	32.1%		37.5%

GEORGIA (RUR, millions)	3Q ‘09	3Q ‘08	y-o-y	2Q ‘09	q-o-q
Mobile OIBDA	30	-27	n/a	4	650.0%
Mobile OIBDA margin, %	10.8%	n/a		1.7%

CIS (RUR, millions)	3Q ‘09	3Q ‘08	y-o-y	2Q ‘09	q-o-q
OIBDA total	5,322	4,232	25.8%	4,908	8.4%
Mobile	4,398	3,479	26.4%	4,025	9.3%
Fixed	924	753	22.7%	883	4.6%
OIBDA margin, %	48.0%	39.7%		46.0%

*	Please find information on respective operating income amounts in the supplementary file FinancialOperatingQ32009.xls on our website at http://www.vimpelcom.com/news/qrep.wbp.

CIS Operating Highlights

KAZAKHSTAN	3Q ‘09	3Q ‘08	y-o-y	2Q ‘09	q-o-q
Mobile subscribers*) (‘000)	6,835	5,614	21.7%	6,635	3.0%
MOU, min	98.1	108.1	-9.3%	90.7	8.2%
ARPU mobile, (RUR)	257.9	294.1	-12.3%	253.6	1.7%
ARPU mobile, (KZT)	1,240.7	1,455.4	-14.8%	1,187.1	4.5%
Broadband subscribers (‘000)	0.3	n/a		0.3	0.0%

UKRAINE	3Q ‘09	3Q ‘08	y-o-y	2Q ‘09	q-o-q
Mobile subscribers*) (‘000)	2,199	2,403	-8.5%	1,934	13.7%
MOU, min	203.7	261.5	-22.1%	217.8	-6.5%
ARPU mobile, (RUR)	168.3	234.9	-28.4%	166.8	0.9%
ARPU mobile, (UAH)	42.0	47.4	-11.4%	39.7	5.8%
Broadband subscribers (‘000)	70	16	337.5%	53	32.1%

ARMENIA	3Q ‘09	3Q ‘08	y-o-y	2Q ‘09	q-o-q
Mobile subscribers*) (‘000)	502	784	-36.0%	486	3.3%
MOU, min	269.0	139.9	92.3%	238.4	12.8%
ARPU mobile, (RUR)	429.7	336.9	27.5%	436.9	-1.6%
ARPU mobile, (AMD)	5,117.2	4,200.1	21.8%	5,034.7	1.6%
Broadband subscribers (‘000)	18.1	5.4	235.2%	19.2	-5.7%

UZBEKISTAN	3Q ‘09	3Q ‘08	y-o-y	2Q ‘09	q-o-q
Mobile subscribers*) (‘000)	3,652	3,148	16.0%	3,605	1.3%
MOU, min	409.3	298.5	37.1%	225.6	81.4%
ARPU mobile, (RUR)	140.7	157.5	-10.7%	150.6	-6.6%
ARPU mobile, (US$)	4.5	6.5	-30.8%	4.7	-4.3%
Broadband subscribers (‘000)	8.3	n/a		7.6	9.2%

TAJIKISTAN	3Q ‘09	3Q ‘08	y-o-y	2Q ‘09	q-o-q
Mobile subscribers*) (‘000)	706	527	34.0%	677	4.3%
MOU, min	173.3	255.9	-32.3%	173.1	0.1%
ARPU mobile, (RUR)	224.1	250.7	-10.6%	221.6	1.1%
ARPU mobile, (US$)	7.2	10.4	-30.8%	6.9	4.3%

GEORGIA	3Q ‘09	3Q ‘08	y-o-y	2Q ‘09	q-o-q
Mobile subscribers*) (‘000)	341	189	80.4%	289	18.0%
MOU, min	129.3	109.8	17.8%	123.1	5.0%
ARPU mobile, (RUR)	288.5	238.9	20.8%	283.6	1.7%
ARPU mobile, (GEL)	15.4	14.0	10.0%	14.5	6.2%

*	Starting with this quarterly report, we no longer provide information on subscriber market share. This is because different churn policies used by mobile service providers result in reported subscriber market share figures that could be misleading.

South-East Asia

Cambodian operations have been actively developing since our launch in May 2009. As of the third quarter of 2009, our services are available in the 17 largest provinces reaching 42% of the country’s population. By the end of 2009, we plan to expand coverage to reach more than two thirds of the country’s population.

According to the latest independent research Beeline brand awareness was ranked third among 9 mobile operators in Cambodia with brand awareness at 62% on a country-wide level and 98% in the capital.

Two months after the network launch in Vietnam, our networks cover the capital and the two largest cities as well as the 8 most populated provinces. By the end of January 2010, we plan to cover more than 40 provinces of Vietnam with a population of about 41 million.

Our distribution network in Vietnam was extended to more than 10,000 points of sales including traditional retail outlets and new channels like Branded Trade Counters. According to the latest independent research, in the three largest cities of Vietnam the Beeline brand has reached 80% awareness level among the 15-65 year-old audience.

SEA*) (RUR, millions)	3Q ‘09	3Q ‘08	y-o-y	2Q ‘09	q-o-q
Net operating revenues	74	0	n/a	28	164.3%
OIBDA total	-234	-4	n/a	-174	n/a

*)	See definitions in Attachment A.

*  *  *

For more information on financial and operating data for specific countries, please refer to the supplementary file FinancialOperatingQ32009.xls on our website at http://www.vimpelcom.com/news/qrep.wbp.

The Company’s management will discuss its third quarter 2009 results during a conference call and slide presentation on November 24, 2009 at 6:30 pm Moscow time (10:30 am US ET). The call and slide presentation may be accessed via webcast at the following URL address http://www.vimpelcom.com. The conference call replay will be available through December 1, 2009. The slide presentation webcast will also be available for download on VimpelCom’s website http://www.vimpelcom.com.

The VimpelCom Group consists of telecommunications operators providing voice and data services through a range of mobile, fixed and broadband technologies. The Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia, Armenia, as well as Vietnam and Cambodia, in territories with a total population of about 340 million. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the proposed combination with Kyivstar and its benefits, the Company’s 2009 capital expenditures and the Company’s development plans in Cambodia and Vietnam. These and other forward-looking statements are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and unce actual outcome may differ materially from these statements as a result of continued volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in the markets in which the Company operates and/or litigation with third parties. The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business, if the Company is unable to successfully integrate newly-acquired businesses, including Golden Telecom, and other factors. There can be no assurance that such risks and uncertainties will not have a material adverse effect on the VimpelCom Group. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

IMPORTANT NOTICE: The proposed exchange offer described in this communication has not yet commenced, and the description of the proposed exchange offer contained in this communication is not an offer to buy or the solicitation of an offer to sell securities.

If the proposed exchange offer is commenced, the Company expects that VimpelCom Ltd. will file with the SEC a registration statement and other related materials with respect to the proposed exchange offer, and the Company will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the proposed exchange offer. Investors and shareholders are urged to read the registration statement and other related materials, the solicitation/recommendation statement on Schedule 14D-9 and any amendments, exhibits or other applicable documents regarding the proposed exchange offer if and when they become available because they will contain important information. Those materials will be made available to the Company’s shareholders at no expense to them. In addition, all of those materials (and all other exchange offer documents filed with the SEC) will be made available at no charge on the SEC’s website at www.sec.gov.

For more information, please contact:

Alexey Subbotin	Mateo Millett
VimpelCom	FD
Tel: 7(495) 910-5977	Tel: 1-617 897-1533
Investor_Relations@vimpelcom.com	mateo.millett@fdashtonpartners.com

- Definitions and tables are attached -

Attachment A: Definitions

Mobile subscribers are those subscribers in the registered subscriber base who were a party to a revenue generating activity in the past three months and remain in the base at the end of the reported period, except for the subscriber base in Cambodia which is calculated on a one month basis. Such activities include all incoming and outgoing calls, subscriber fee accruals, debits related to service, outgoing SMS, MMS, data transmission and receipt sessions, but do not include incoming SMS and MMS sent by our Company or abandoned calls. Total number of mobile subscribers also includes subscribers using mobile internet service via USB modems.

Each ADS represents 0.05 of one share of common stock. This ratio was established effective August 21, 2007.

ARPU (Monthly Average Revenue per User), a non-U.S. GAAP financial measure, is calculated by dividing the Company’s service revenue during the relevant period, including roaming revenue and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of the Company’s subscribers during the period and dividing by the number of months in that period. The Company believes that ARPU provides useful information to investors because it is an indicator of the performance of the Company’s business operations and assists management in budgeting. The Company also believes that ARPU provides management with useful information concerning usage and acceptance of the Company’s services. ARPU should not be viewed in isolation or an alternative to other figures reported under U.S. GAAP.

Broadband subscribers are those subscribers in the registered subscriber base who were a party to a revenue generating activity in the past three months. Such activities include monthly internet access using FTTB, xDSL and WiFi technologies as well as mobile internet service via USB modems.

CIS Geographic Segment for the purpose of VimpelCom reporting includes our operations in the following countries: Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Armenia and Georgia

Fixed-line subscriber is an authorized user of fixed-line communications services.

General and administrative costs (G&A) include salaries and outsourcing costs, including related social contributions required by Russian law; stock price-based compensation expenses; repair and maintenance expenses; rent, including lease payments for base station sites; utilities; other miscellaneous expenses, such as insurance, operating taxes, license fees, and accounting, audit and legal fees.

Households passed are households located within buildings, in which indoor installation of all the FTTB equipment necessary to install terminal residential equipment has been completed.

Mobile services are wireless voice and data transmission services excluding WiFi.

MOU (Monthly Average Minutes of Use per User) is calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile subscribers during the period and dividing by the number of months in that period.

OIBDA is a non-U.S. GAAP financial measure. OIBDA, previously referred to as EBITDA by the Company, is defined as operating income before depreciation, amortization and impairment loss. The Company believes that

OIBDA provides useful information to investors because it is an indicator of the strength and performance of our business operations, including our ability to finance capital expenditures, acquisitions and other investments and our ability to incur and service debt. While depreciation, amortization and impairment loss are considered operating costs under U.S. GAAP, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculations are commonly used as bases for some investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the telecommunications industry. OIBDA should not be considered in isolation as an alternative to net income attributable to VimpelCom, operating income or any other measure of performance under U.S. GAAP. OIBDA does not include our need to replace our capital equipment over time. Reconciliation of OIBDA to operating income, the most directly comparable U.S. GAAP financial measure, is presented below in the reconciliation tables section.

OIBDA margin is OIBDA expressed as a percentage of net operating revenues. Reconciliation of OIBDA margin to operating income as a percentage of net operating revenues, the most directly comparable U.S. GAAP financial measure, is presented below in the reconciliation tables section.

Prepaid subscribers are those subscribers who pay for their services in advance.

Roaming revenues include both revenues from VimpelCom customers who roam outside of home country network and revenues from other wireless carriers for roaming by their customers on VimpelCom’s network.

Sales and marketing costs (S&M) include marketing, advertising and dealer commissions expenses.

Take-up rate for the FTTB network is calculated by dividing the number of FTTB subscribers by the total number of households passed.

VAS (value added services) includes short messages (“SMS”), multimedia messages (“MMS”), caller number identification, call waiting, data transmission, mobile Internet, downloadable content and other services.

Capital expenditures (Capex) -purchases of new equipment, new construction, upgrades, software, other long lived assets and related reasonable costs incurred prior to intended use of the non current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures.

SEA – VimpelCom operations in South-East Asia, which include operations in Cambodia and VimpelCom’s respective equity in net results of operations of the Company’s Vietnamese associate GTEL-Mobile JSC (“GTEL-Mobile”).

Net debt is calculated as the sum of short-term debt and long-term debt minus cash and cash equivalents.

Attachment B: VimpelCom financial statements

Open Joint Stock Company “Vimpel-Communications”

Unaudited Condensed Consolidated Statements of Income

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
	(In millions of Russian rubles, except share (ADS) amounts)
Operating revenues:
Service revenues	70,359	67,913	204,047	180,516
Sales of equipment and accessories	863	949	2,885	1,054
Other revenues	173	123	475	317

Total operating revenues	71,395	68,985	207,407	181,887
Revenue based tax	(57)	(52)	(191)	(132)

Net operating revenues	71,338	68,933	207,216	181,755

Operating expenses:
Service costs	15,306	15,916	44,460	40,462
Cost of equipment and accessories	886	921	2,841	1,016
Selling, general and administrative expenses	18,760	18,167	55,424	49,265
Depreciation	11,452	9,687	32,355	27,445
Amortization	2,229	2,381	6,934	6,399
Provision for doubtful accounts	406	293	1,387	1,172

Total operating expenses	49,039	47,365	143,401	125,759

Operating income	22,299	21,568	63,815	55,996

Other income and expenses:
Interest income	242	436	1,342	1,376
Net foreign exchange gain/(loss)	693	(8,269)	(12,304)	(3,173)
Interest expense	(4,914)	(3,439)	(14,074)	(8,220)
Equity in net gain/(loss) of associates	152	65	(862)	65
Other (expenses)/income, net	(105)	(181)	(290)	(438)

Total other income and expenses	(3,932)	(11,388)	(26,188)	(10,390)

Income before income taxes and noncontrolling interest	18,367	10,180	37,627	45,606
Income tax expense	4,809	3,359	10,127	12,326

Net income	13,558	6,821	27,500	33,280
Net income/(loss) attributable to the noncontrolling interest	45	308	(98)	1,071

Net income attributable to VimpelCom	13,513	6,513	27,598	32,209

Basic EPS:
Net income attributable to VimpelCom per common share	266.83	128.68	545.11	634.94

Weighted average common shares outstanding (thousand)	50,643	50,615	50,628	50,728
Net income attributable to VimpelCom per ADS equivalent	13.34	6.43	27.26	31.75

Diluted EPS:
Net income attributable to VimpelCom per common share	261.01	128.68	525.36	634.94

Weighted average diluted shares (thousand)	51,771	50,615	52,532	50,728
Net income attributable to VimpelCom per ADS equivalent	13.05	6.43	26.27	31.75

Open Joint Stock Company “Vimpel-Communications”

Unaudited Condensed Consolidated Balance Sheets

	September 30, 2009	December 31, 2008
	(In millions of Russian rubles, except share amounts)
Assets
Current assets:
Cash and cash equivalents	75,902	26,873
Trade accounts receivable, net of allowance for doubtful accounts	13,341	13,974
Inventory	2,461	4,191
Deferred income taxes	2,104	2,432
Input value added tax	3,994	5,349
Due from related parties	8,509	4,942
Other current assets	5,924	12,941

Total current assets	112,235	70,702

Property and equipment, net	168,407	188,778
Telecommunications licenses, net	17,862	22,470
Goodwill	98,930	102,148
Other intangible assets, net	21,996	25,935
Software, net	12,584	16,134
Investments in associates	13,801	14,501
Other assets	22,707	21,314

Total assets	468,522	461,982

Liabilities and equity
Current liabilities:
Accounts payable	15,198	26,409
Due to employees	3,343	3,108
Due to related parties	502	142
Accrued liabilities	11,646	8,484
Taxes payable	10,476	4,471
Customer advances, net of VAT	9,302	12,492
Customer deposits	824	868
Short-term debt	74,516	56,093

Total current liabilities	125,807	112,067
Deferred income taxes	16,453	18,934
Long-term debt	168,293	191,963
Other non-current liabilities	5,266	3,608
Commitments, contingencies and uncertainties	—	—

Equity:
Convertible voting preferred stock (.005 rubles nominal value per share), 10,000,000 shares authorized; 6,426,600 shares issued and outstanding	—	—
Common stock (.005 rubles nominal value per share), 90,000,000 shares authorized; 51,281,022 shares issued (December 31, 2008: 51,281,022); 50,683,660 shares outstanding (December 31, 2008: 50,617,408)	3	3
Additional paid-in capital	42,688	42,624
Retained earnings	115,194	87,599
Accumulated other comprehensive (loss)/income	(5,105)	3,992
Treasury stock, at cost, 597,362 shares of common stock (December 31, 2008: 663,614)	(5,692)	(5,983)

Total VimpelCom shareholders’ equity	147,088	128,235
Noncontrolling interest	5,615	7,175

Total equity	152,703	135,410

Total liabilities and equity	468,522	461,982

Open Joint Stock Company “Vimpel-Communications”

Unaudited Condensed Consolidated Statements of Cash Flows

	Nine months ended September 30,
	2009	2008
	(In millions of Russian rubles)
Operating activities
Net cash provided by operating activities	88,998	62,117

Investing activities
Purchases of property and equipment	(15,699)	(33,206)
Purchases of intangible assets	(435)	(1,747)
Purchases of software	(4,180)	(5,093)
Acquisition of subsidiaries, net of cash acquired	—	(100,348)
Late payment for investment in associate	(389)	—
Exercise of escrow cash deposit	—	4,856
Loan granted	—	(8,491)
Short-term deposits	—	(2,368)
Purchases of other assets, net	(958)	(1,578)

Net cash used in investing activities	(21,661)	(147,975)

Financing activities
Proceeds from bank and other loans	38,920	130,718
Proceeds from sale of treasury stock	—	608
Repayments of bank and other loans	(54,817)	(10,227)
Payments of fees in respect of debt issues	(1,671)	(1,322)
Net proceeds from employee stock options	171	—
Purchase of noncontrolling interest in consolidated subsidiaries	(14)	(23,462)
Payment of dividends to noncontrolling party	(23)	(14,240)
Purchase of treasury stock	—	(2,751)

Net cash (used in)/provided by financing activities	(17,434)	79,324

Effect of exchange rate changes on cash and cash equivalents	(875)	259

Net increase/(decrease) in cash and cash equivalents	49,029	(6,275)
Cash and cash equivalents at beginning of period	26,873	24,637

Cash and cash equivalents at end of period	75,902	18,362

Supplemental cash flow information
Cash paid during the period:
Income tax	8,917	12,603
Interest	9,335	4,905

Non-cash activities:
Equipment acquired under financing agreements	6	1,448
Accounts payable for equipment and other long-lived assets	3,856	7,495

Acquisitions :
Fair value of assets acquired	—	64,159
Fair value of noncontrolling interest acquired	—	4,968
Difference between the amount paid and the fair value of net assets acquired	—	85,062
Consideration for the acquisition of subsidiaries	—	(129,430)

Change in fair value of liabilities assumed	—	24,759

Attachment C: Reconciliation Tables (Unaudited)

Reconciliation of Consolidated OIBDA

(In millions of Russian rubles)

OIBDA Consolidated Total	3Q ’09	3Q ’08	2Q ’09
OIBDA	35,980	33,636	34,958
Depreciation	(11,452)	(9,687)	(10,451)
Amortization	(2,229)	(2,381)	(2,257)

Operating income	22,299	21,568	22,250

Reconciliation of OIBDA Margin

OIBDA Margin Consolidated Total	3Q ’09	3Q ’08	2Q ’09
OIBDA margin	50.4%	48.8%	50.6%
Less: Depreciation as a percentage of net operating revenues	(16.0)%	(14.0)%	(15.1)%
Less: Amortization as a percentage of net operating revenues	(3.1)%	(3.5)%	(3.3)%

Operating income as a percentage of net operating revenues	31.3%	31.3%	32.2%

Attachment D: Capex Development

CAPEX (RUR, millions)	3Q ’09	3Q ’08	y-o-y	2Q ’09	q-o-q
Total capex	3,842	16,799	-77.1%	5,027	-23.6%
Russia	2,827	12,224	-76.9%	3,440	-17.8%
CIS	756	4,527	-83.3%	817	-7.5%
Kazakhstan	310	1,868	-83.4%	376	-17.6%
Ukraine	95	1,137	-91.6%	95	0.0%
Armenia	48	462	-89.6%	12	300.0%
Uzbekistan	207	688	-69.9%	241	-14.1%
Tajikistan	16	156	-89.7%	24	-33.3%
Georgia	80	216	-63.0%	69	15.9%
SEA	258	9	2767%	761	-66.1%

Attachment E: Key Financial Results in US Dollars (Convenience Translation)

CONSOLIDATED OPERATIONS (US$, millions)	3Q ’09	3Q ’08	y-o-y	2Q ’09	q-o-q
Net operating revenues	2,277	2,843	-19.9%	2,143	6.3%
OIBDA	1,149	1,388	-17.2%	1,085	5.9%
OIBDA margin, %	50.5%	48.8%		50.6%
Operating income	712	890	-20.0%	691	3.0%
Operating income margin, %	31.3%	31.3%		32.2%
SG&A	599	749	-20.0%	573	4.5%
including Sales & Marketing Expenses	184	242	-24.0%	168	9.5%
including General & Administrative Costs	415	507	-18.1%	405	2.5%
SG&A percentage	26.3%	26.3%		26.7%
Net income attributable to VimpelCom	431	269	60.2%	702	-38.6%
Net income attributable to VimpelCom per common share, basic (US$)	8.52	5.31		13.86
Net income attributable to VimpelCom per ADS equivalent, basic (US$)	0.43	0.27		0.69
Capital expenditures	123	692.9	-82.2%	156.0	-21.2%

Attachment F: Average Rates of Functional Currencies to Ruble*

Functional Currency/ 1 RUR		1Q ’08	2Q ’08	3Q ’08	4Q ’08	1Q ’09	2Q ’09	3Q ’09
Kazakhstan	KZT	4.9690	5.1038	4.9540	4.4077	4.0948	4.6771	4.8200
Ukraine	UAH	0.2081	0.2101	0.2003	0.2274	0.2281	0.2376	0.2496
Tajikistan	USD	0.0412	0.0423	0.0412	0.0367	0.0295	0.0311	0.0319
Uzbekistan	USD	0.0412	0.0423	0.0412	0.0367	0.0295	0.0311	0.0319
Armenia	AMD	12.6926	13.0012	12.4664	11.2309	9.6090	11.5227	11.9095
Georgia	GEL	0.0641	0.0612	0.0582	0.0568	0.0495	0.0515	0.0535
Cambodia	USD						0.0311	0.0319

*	Functional currencies in Tajikistan, Uzbekistan and Cambodia are US dollars.

VimpelCom 3Q09 Financial and Operating Results

2009 2 © Beeline 2009
Disclaimer
This presentation contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate, in part, to the proposed combination with Kyivstar and its benefits, the Company's strategy, development plans and anticipated performance.
The forward-looking statements are based on management's best assessment of the Company's strategic and financial position, and future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries and general political uncertainties in the markets in which the Company operates and/or litigation with third parties. The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business, if the Company is unable to successfully integrate newly-
acquired businesses, including Golden Telecom, and other factors.  There can be no assurance that these risks and uncertainties will not have a material adverse effect on the Company, that the Company will be able to grow or that it will be successful in executing its strategy and development plans. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's
Annual Report on Form 20-F for the year ended December 31, 2008 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. The
Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.
IMPORTANT NOTICE:  The proposed exchange offer described in this communication has not yet commenced, and the description of the proposed exchange offer contained in this communication is not an offer to buy or the solicitation of an offer to sell securities.
If the proposed exchange offer is commenced, the Company expects that VimpelCom Ltd. will file with the SEC a registration statement and other related materials with respect to the proposed exchange offer, and the Company will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the proposed exchange offer.  Investors and shareholders are urged to read the registration statement and other related materials, the solicitation/recommendation statement on Schedule 14D-9 and any amendments, exhibits or other applicable documents regarding the proposed exchange offer if and when they become available because they will contain important information.  Those materials will be made available to the Company’s shareholders at no expense to them.
In addition, all of those materials (and all other exchange offer documents filed with the SEC) will be made available at no charge on the SEC’s website at www.sec.gov.

2009 3 © Beeline 2009
Participants
Presentation
Q&A Session
will be joined by:
Dmitry Pleskonos,
Executive VP, Head of B2C Russia
Kent Mc Neley
VP, Chief Marketing Officer Russia
Andrey Patoka,
VP, Head of B2B Russia
Alexander Torbakhov, General Director
Boris Nemsic, Chief Executive Officer
Elena Shmatova, Chief Financial Officer

2009 4 © Beeline 2009
3Q09 in Brief
• Number of mobile subscribers increased to 65.4 million
• Ruble revenue of 71.3 billion with growth rates of 3.5% year-on-
year and 3.3% quarter-on-quarter
• Consolidated fixed and mobile OIBDA of 36.0 billion rubles yielding a 50.4% margin in line with the strong second quarter of 2009
• Substantial progress in Cambodia and Vietnam; agreement to enter Laos through acquisition of Millicom Lao
• Telenor and Altimo proposed to combine VimpelCom and Kyivstar to create a leading player in emerging telecom markets

2009 5 © Beeline 2009
Group: Quarterly Financial Dynamics
Revenue
*
, RUR bn
Net Income (Loss)
**
, RUR bn
OIBDA, RUR bn OIBDA Margin, %
*  Here and thereafter refers to net operating revenues.
** Net Income attributable to VimpelCom
+3.5%
71.3
69.0
66.8
69.7
68.9
61.7
2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09
+107.5%
13.5
22.6
-8.5 -22.2
6.5
11.1
2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09
+6.7%
36.0
35.0
32.2
30.6
33.6
28.9
2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09
50.4% 50.6%
48.1%
44.0%
48.8%
46.8%
2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09

2009 6 © Beeline 2009
Group: Financial Position
Key Ratios and Indicators*
Liquidity position, $ mln
* See slide 21 for applicable exchange rates
** LTM OIBDA constitutes the sum of the lines: LTM Operating Income and LTM
Depreciation, Amortization and Impairment Loss. LTM stands for “last twelve months” to reporting date.
4,282
4,654
4,860
4,683
4,545
4,306
2,157
2,511
2,571
2,328
1,250
1,820
494
909
851
1,060
2,331
1,465
2Q08 3Q08 4Q08 1Q09 2Q09 3Q09
OIBDA LTM Capex LTM Free Cash Flow LTM
Cash and Cash Equivalents 75,902 51,605 32,861 26,873
Total Assets 468,522 460,879 461,639 461,982
Total Debt 242,809 249,525 261,759 248,056
-Short-term 74,516 70,157 81,234 56,093
-Long-term 168,293 179,368 180,525 191,963
Equity 152,703 141,997 124,004 135,410
Net Debt 166,907 197,920 228,898 221,183
(in US$ mln)
Sept 30,
2009
June 30,
2009
Mar 31,
2009
Dec 31,
2008
LTM  OIBDA 4,306 4,545 4,683 4,860
- LTM Depreciation, amortization and
impairment loss 2,128 2,189 2,280 2,324
- LTM Operating Income 2,178 2,356 2,403 2,536
LTM Interest 588 572 553 496
Debt/Equity 1.6 1.8 2.1 1.8
Debt/OIBDA
LTM
1.9 1.8 1.6 1.7
OIBDA/Interest 7.3 7.9 8.5 9.8
Debt/Assets 0.52 0.54 0.57 0.54
Total Debt 8,069 7,974 7,696 8,443
Net Debt 5,547 6,325 6,730 7,528
Sept 30,
2009
Jun 30,
2009
Mar 31,
2009
Dec 31,
2008
(in RUR mln)

2009 7 © Beeline 2009
Group: Debt Profile as of September 30, 2009
*
Debt Maturity Schedule, USD mln
1 060
1 963
14
724
1 934
2 178
600
1 000
526
9
1Q09 2Q09 3Q09 4Q09 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018
Debt composition by currency
*  1Q09-3Q09  figures  at actual rate. All other  figures at the exchange rate as of September 30, 2009
** $506M paid as of November 24, 2009 including repurchase of
$115M of Eurobonds 2011 and $199M of Eurobonds 2013.
2 437
456
690
506
765
75%
76%
73%
66%
10%
10%
10%
10%
15% 14% 17%
24%
FY2008 1Q09 2Q09 3Q09
USD EUR RUR
**
• RUR 10bln domestic bonds issued in
July 2009
• RUR 10bln Sberbank loan signed and
drawn down in August 2009
• Buy back of $115mln of Eurobonds
2011 and $199mln of Eurobonds
2013 completed in October 2009.
Major recent developments:

2009 8 © Beeline 2009
* Total revenue adjusted for eliminations between fixed and mobile segments
** Equivalent of $213 mln contracts signed
Russia: Consolidated Operations
CAPEX, RUR bn
Revenue*, RUR bn
OIBDA (RUR bn) and OIBDA Margin CAPEX / Revenue LTM
58.8 58.8 56.3 59.1 61.2
52.9
44.0
49.4
49.0
45.7
49.4
10.8
51.5
13.6 12.0
9.8
13.0
13.3
2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09
6.7
12.2 2.8 17.5 10.0 3.4 3.1
2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09
29.5 30.3 31.0
25.0 25.8 27.2
22.9
26.8
22.9
26.4
23.2
27.4
47.3%
50.1%
44.0%
48.4%
50.6%
51.2%
2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09
35.0%
40.0%
45.0%
50.0%
55.0%
60.0%
65.0%
70.0%
75.0%
80.0%
Mobile Fixed OIBDA Margin
18%
20%
21%
19%
16%
11%
14%
2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09
**
**

2009 9 © Beeline 2009
Russia: Mobile Highlights
Mobile ARPU & MOU
Revenue, RUR bn
OIBDA (RUR bn) & OIBDA Margin
Subscribers, mln
+13.2%
42.5
45.1
47.7
50.0
51.0
49.4
2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09
348
368
307
323
341 331
212
203
228
229
220 214
2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09
0
150
300
ARPU (RUR) MOU (min)
+4.3%
44.0
49.4
49.0
45.7
49.4
51.5
0
10
20
30
40
50
2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09
27.4
26.4
23.2
22.9
26.8
22.9
52.0%
54.2%
46.8%
50.9%
53.5%
53.1%
0
10
20
30
2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09
40.0%
45.0%
50.0%
55.0%
60.0%
65.0%
70.0%
OIBDA OIBDA Margin

2009 10 © Beeline 2009
Russia: Fixed-line Segment
Revenue, RUR bn
Business Segment, RUR bn
Wholesale Segment, RUR bn
Residential Segment, RUR bn
GT revenue VIP revenue
+25.9%
9.8
10.8
12.0
13.3
13.0
13.6
2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09
4.9
5.2
5.5
5.8
5.3
5.0
2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09
3.8
4.5
5.2
6.1
6.3
7.2
2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09
1.1 1.1
1.3
1.4 1.4 1.4
2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09

2009 11 © Beeline 2009
Russia: Residential Broadband Development
FTTB Households Passed (mln)
& Take-up Rate
Fixed and Mobile Broadband
Revenue, RUR mln
Broadband Subscribers, ‘000
Broadband ARPU, RUR
Fixed Residential BB
Mobile Broadband through USB modems
1,659 1,833
1,498
1,182
764
604
673
770
848
896
937
91
412
650
763
896
2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09
273
310
298
252 251
404
400
376
396
421
392
2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09
7.9
7.5
7.2
5.9
5.5
7.9
9.6%
8.8%
9.9%
10.5%
9.2%
8.6%
0.0
1.0
2.0
3.0
4.0
5.0
6.0
7.0
8.0
9.0
2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09
4%
6%
8%
10%
12%
14%
16%
18%
20%
22%
+130%
1,731
1,571
1,507
1,091
751
680
723
860
1,031
28
231
477
535
626
1,036
1,105
2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09

2009 12 © Beeline 2009
Kazakhstan: Operating & Financial Highlights
Revenue (RUR bn) & OIBDA Margin
Capex / Revenue LTM
Mobile Subscribers, mln
Mobile ARPU & MOU
+21.7%
6.4
6.3
6.8
5.6
5.1
6.6
2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09
258
290
295
269
254
294
110
108
101
81
91
98
2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09
20.0
40.0
60.0
80.0
100.0
120.0
140.0
ARPU (RUR) MOU (min)
5.4
5.1
5.2
5.4
4.8
4.4
52.0%
53.4%
49.6%
51.2%
54.2%
59.2%
2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09
20.0%
25.0%
30.0%
35.0%
40.0%
45.0%
50.0%
55.0%
60.0%
65.0%
70.0%
Revenue OIBDA Margin
34%
38%
34%
28%
23%
14%
2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09

2009 13 © Beeline 2009
Ukraine: Operating & Financial Highlights
Revenue* (RUR bn) & OIBDA Margin
Capex / Revenue LTM
Mobile Subscribers, mln
Mobile ARPU & MOU
* Total revenue adjusted for eliminations between fixed
and mobile segments in Ukraine
-8.5%
2.1 2.1
2.4
1.9
2.2
1.9
2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09
168 178 235 190 151 167
204
218
213
230
262
231
2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09
20
70
120
170
220
270
ARPU (RUR) MOU (min)
86%
75%
67%
55%
39%
27%
2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09
2.3
1.7 1.9 1.8
1.6 1.7
0.7
0.8
0.7
0.9 1.1
1.3
1.0
1.7
1.1
0.9
0.8
0.8
21.4%
19.6%
13.4%
16.4%
-1.8%
13.1%
-2
-1
0
1
2
2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09
-80.0%
-30.0%
20.0%
70.0%
Mobile Fixed OIBDA Margin

2009 14 © Beeline 2009
1.7 1.7 1.8
1.5 1.6 1.6
Armenia: Operating & Financial Highlights
Revenue* (RUR bn) & OIBDA Margin
Capex / Revenue LTM
Mobile Subscribers, ‘000
Mobile ARPU & MOU
* Total revenue adjusted for eliminations between fixed
and mobile segments in Armenia
-36.0%
0.4
655
486
481
544
784
502
2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09
430 363 337 372 479 437
269
238
175
150
140
165
0
6
12 18
24
30
36
42
48
54
60
66
72
78
84 90
96
102
108
114
120
126
132
138
144
150
156 162
168
174
180
186
192
198
204
210
216
222
228 234
240
246
252
258
264
270
276
282 288
294
300
306
312
318
324
330
336
342
348
354 360
366
372
378
384
390
396
402
408
414
420
426 432
438
444
450
456
462
468
474
480
486
492
498
504
510
516
522
528
534
540
546
2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09
80
130
180
230
280
Mobile ARPU (RUR) Mobile MOU (min)
11%
17%
24%
31%
39%
41%
2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09
0.9
1.0
1.1
1.0
0.6 0.6 0.7
0.7
0.8 0.6
0.9
1.0
46.9%
48.8%
49.9%
51.7%
50.4%
51.2%
0.00
1.00
2.00
2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09
30.0%
40.0%
50.0%
60.0%
70.0%
80.0%
90.0%
Mobile Fixed OIBDA Margin

2009 15 © Beeline 2009
Uzbekistan: Operating & Financial Highlights
Revenue (RUR bn) & OIBDA Margin
Capex / Revenue LTM
Mobile Subscribers, mln
Mobile ARPU & MOU
+16.0%
3.7 3.6
3.6
2.8
3.1
3.7
2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09
141 156 158 179 177 151
409
226
239
289
299
295
0
6
12
18
24
30
36
42
48
54
60
66
72
78
84
90
96
102
108
114
120
126
132
138
144
150
156
162
168
174
180
186
192
198
2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09
80
130
180
230
280
330
380
ARPU(RUR) MOU (min)
1.23 1.42 1.81 1.98 1.69 1.57
47.1%
51.1%
56.6%
51.4%
56.4%
53.5%
0.00
1.00
2.00
2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09
20.0%
30.0%
40.0%
50.0%
60.0%
70.0%
80.0%
Revenue OIBDA Margin
14%
21%
49%
79%
130%
150%
2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09

2009 16 © Beeline 2009
South-East Asian Operations
Network Market
Vietnam
Cambodia
98% brand awareness in Phnom-
Penh, 62% for the whole country
2,000 points of sales of SIM and
scratch cards
80% brand awareness in three
main cities (Hanoi, Ho Chi Minh
City and Danang)
10 thousand points of sales of
SIM and scratch cards
1071 base stations on air by the
end of September
Coverage area is 24% of the total
population
370 base stations on air by the
end of September
Coverage area is 47% of the total
population
• Entered into an agreement to acquire Lao operations from Millicom

2009 17 © Beeline 2009
Summary
• Continued to develop our business with revenue growth and
high margins
• Sound financial position and strong cash generation abilities.
• Transaction announced by Altimo and Telenor will enhance our opportunities for future growth

2009 18 © Beeline 2009 APPENDICES

Ukraine
Georgia
Armenia
Russia
Kazakhstan
Uzbekistan
Tajikistan
Vietnam
Cambodia
GSM & 3G licenses
GSM license only
No VIP license

2009 19 © Beeline 2009
Population: 142.0 mln.
Penetration: 140%
GDP*: 16,100
Map of Operations
Population: 45.7 mln.
Acquired: Nov. 2005
Penetration: 119%
GDP* 7,400
Population: 7.3 mln.
Acquired: Jan. 2006
Penetration: 56%
GDP* 2,100
Population: 2.9 mln.
Acquired: Nov. 2006
Penetration: 80%
GDP* 6,300
Population: 27.6 mln.
Acquired: Jan. 2006
Penetration: 58%
GDP* 2,600
Population: 4.6 mln.
Acquired: Jul. 2006
Penetration: 87%
GDP* 4,600
Population: 15.4 mln.
Acquired: Sept. 2004
Penetration: 10q%
GDP* 11,500
Population: 86.1 mln.
JVA signed: Jul. 2008
Penetration: ~55%
GDP* 2,800
Population: 14.5 mln.
Acquired : Jul. 2008
Penetration: ~25%
GDP* 2,000
*GDP(PPP), $ per capita
Source: CIA World Factbook; AC&M-Consulting; Global Mobile, Company estimates

2009 20 © Beeline 2009
Source: Prime TASS, National Banks of the CIS
countries
FOREX Development
0.056 0.054 0.05 0.05 0.05 0.05 0.06 0.06 0.06 GEL
0.032
11.91
0.032
0.032
0.25
4.82
Average
Rate
3Q09
n/a
9.6
0.029
0.029
0.23
4.09
Average
Rate
1Q09
n/a
10.5
0.034
0.034
0.26
4.11
Closing
Rate
n/a
11.2
0.037
0.037
0.23
4.41
Average
Rate
n/a
11.9
0.040
0.040
0.19
4.73
Opening
rate
4Q08
0.032
11.6
0.032
0.032
0.25
4.82
Closing
Rate
0.031
11.5
0.031
0.031
0.24
4.68
Average
Rate
2Q09
n/a
10.9
0.029
0.029
0.23
4.44
Closing
Rate
Currency
0.033 USD
Closing
Rate
12.81 AMD
0.033 USD
0.033 USD
0.27 UAH
5.02 KZT
30.1 31.3 31.3 32.2 34.0 33.9 29.4 27.3 25.4 RUR
* Balance sheet data reported in this presentation in US$ were translated at the closing exchange rate at the end of respective periods. P&L LTM and Capex LTM data in US$ were calculated as the sum of respective quarterly results in US$ reported in 2008 plus the respective result of 2009 quarters translated at the respective average exchange rates.

2009 21 © Beeline 2009
Composition of the CIS Business
3Q 2009
Revenues, RUR mln
CAPEX, RUR mln
OIBDA, RUR mln
1,773
1,611
468
11,076
279
1,568
5,387
Kazakhstan Ukraine Uzbekistan Armenia Tajikistan Georgia CIS Total
3,187
738
825
162
5,322
380
30
Kazakhstan Ukraine Uzbekistan Armenia Tajikistan Georgia CIS Total
16
80
756
48
95
310

Kazakhstan Ukraine Uzbekistan Armenia Tajikistan Georgia CIS Total

2009 22 © Beeline 2009
CIS Mobile: Financial Highlights
Kazakhstan Ukraine Uzbekistan
Revenue, RUR bn OIBDA, RUR bn
Armenia Tajikistan Georgia
1.1
1.2
1.3
1.7
1.9
1.6
1.7
1.0
0.9
1.3
1.1
5.3
5.0
5.1 5.3
4.8
4.3
1.5
3.1 2.6
2.6
2.6
2.5
2.2
0.6
0.8 0.9
1.1
0.8
0.7
0.1
-0.2
0.2
0.0
0.1
0.1
2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09
0.62
0.77 0.74
0.72
0.63
0.64
0.27
0.45
0.49
0.46
0.36
0.16
0.21
0.23
0.28
0.47
0.13
0.09
0.16
0.17
0.16
0.14
0.12
0.06
0.03
0.00
-0.02
-0.03
-0.03
-0.05
0.24
0.34 0.34
0.36
0.30
0.31
2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09

2009 23 © Beeline 2009
CIS Mobile: Subscribers, mln
Kazakhstan
Ukraine Uzbekistan
Armenia Tajikistan Georgia
2.1
2.4
2.1
1.9 1.9
2.2
2.8
3.1
3.6
3.7
3.6
3.7
6.8
6.6
6.4
6.3
5.6
5.1
2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09
0.44
0.53
0.62
0.72
0.68
0.71
0.17
0.19
0.23
0.25
0.29
0.34
0.50
0.49
0.48
0.54
0.78
0.65
2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09

2009 24 © Beeline 2009
CIS Mobile: ARPU & MOU Development
Kazakhstan
Ukraine Uzbekistan
Armenia Tajikistan Georgia
258
254
269
295 294
290
168
167
151
190
235
178
141
151
177
179
158 156
409
226
239
289
299
295
204 218
213
230
262
231
98
91
81
101
110 108
0.0
6.0
12.0
18.0
24.0
30.0
36.0
42.0
48.0
54.0
60.0
66.0
72.0
78.0
84.0
90.0
96.0
102.0
108.0
114.0
120.0
126.0
132.0
138.0
144.0
150.0
156.0
162.0
168.0
174.0
180.0
186.0
192.0
198.0
204.0
210.0
216.0
222.0
228.0
234.0
240.0
246.0
252.0
258.0
264.0
270.0
276.0
282.0
288.0
294.0
300.0
306.0
312.0
318.0
324.0
330.0
336.0
342.0
348.0
2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09
0
70
140
210
280
350
372
479
437
221
251
263
240
222
239
266
286 284
289
363
224
430
337
194
129
123
121
130
110
89
173 173 172
243
256
241
269
238
175
150
165
140
2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09
0
70
140

ARPU MOU

2009 25 © Beeline 2009
Reconciliation of Consolidated  OIBDA and
OIBDA Margin (Unaudited)
(RUR millions)
Sept 30,
2009
June 30,
2009
March 31,
2009
Dec 31,
2008
Sept 30,
2008
June 30,
2008
OIBDA 35,980 34,958 32,166 30,648 33,636 28,889
  Depreciation (11,452) (10,451) (10,452) (10,325) (9,687) (9,097)
  Amortization (2,229) (2,257) (2,448) (2,577) (2,381) (2,383)
  Impairment loss 0 0 0 (12,072) 0 0
Operating Income 22,299 22,250 19,266 5,674 21,568 17,409
OIBDA margin 50.4% 50.6% 48.1% 44.0% 48.8% 46.8%
Less: Depreciation as % of
net operating revenues
(16.0%) (15.1%) (15.6%) (14.9%) (14.0%) (14.7%)
Less: Amortization as % of
net operating revenues
(3.1%) (3.3%) (3.7%) (3.7%) (3.5%) (3.9%)
Less: Impairment loss as %
of net operating revenues
0.0% 0.0% 0.0% (17.3%) 0.0% 0.0%
Operating Income 31.3% 32.2% 28.8% 8.1% 31.3% 28.2%
Three months ended
Reconciliation of OIBDA to operating income
Reconciliation of OIBDA margin to operating income as percentage of net operating revenue

Excerpts from the Transcript of VimpelCom’s November 24, 2009 Earnings Teleconference

[Excerpts from the remarks of Boris Nemsic]

On October 5th, the Company’s major shareholders, Telenor and Altimo, proposed to create a new company that would combine VimpelCom’s operations with Kyivstar’s. Our management team welcomes the deal, which, when completed, will create a powerful new vehicle for growth and will have positive strategic, synergistic and operational value for both companies, their shareholders and their customers.

Presently, VimpelCom’s position is very strong: we run a growing profitable business with excellent prospects for further expansion, particularly if the plans to create VimpelCom Ltd are successfully implemented.

This communication contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the proposed combination with Kyivstar and its benefits. These and other forward-looking statements are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in the markets in which the Company operates and/or litigation with third parties. The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business, if the Company is unable to successfully integrate newly-acquired businesses, including Golden Telecom, and other factors. There can be no assurance that such risks and uncertainties will not have a material adverse effect on the VimpelCom Group. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this communication, or to make corrections to reflect future events or developments.

IMPORTANT NOTICE: The proposed exchange offer described in this communication has not yet commenced, and the description of the proposed exchange offer contained in this communication is not an offer to buy or the solicitation of an offer to sell securities.

If the proposed exchange offer is commenced, the Company expects that VimpelCom Ltd. will file with the SEC a registration statement and other related materials with respect to the proposed exchange offer, and the Company will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the proposed exchange offer. Investors and shareholders are urged to read the registration statement and other related materials, the solicitation/recommendation statement on Schedule 14D-9 and any amendments, exhibits or other applicable documents regarding the proposed exchange offer if and when they become available because they will contain important information. Those materials will be made available to the Company’s shareholders at no expense to them. In addition, all of those materials (and all other exchange offer documents filed with the SEC) will be made available at no charge on the SEC’s website at www.sec.gov.